SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

MEDAREX, INC.

(Name of Subject Company)

MEDAREX, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(including the associated Series A Junior Participating Preferred Stock purchase rights)

(Title of Class of Securities)

583916101

(CUSIP Number of Class of Securities)

Howard H. Pien

President and Chief Executive Officer

707 State Road

Princeton, New Jersey  08540

(609) 430-2880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Scott F. Smith, Esq.

Stephen A. Infante, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto are the following communications:

•                 Joint press release of Bristol-Myers Squibb Company (“BMS”) and Medarex, Inc. (“Medarex”), dated July 22, 2009, announcing that BMS and Medarex have signed a definitive agreement pursuant to which BMS has agreed to acquire Medarex;

•                 Letter distributed via email on July 22, 2009 by Howard H. Pien, President and Chief Executive Officer of Medarex, to Medarex employees, together with attached FAQ document that sets out certain hypothetical questions relating to the announced transaction and the corresponding answers to such questions.

2

Bristol-Myers Squibb to Acquire Medarex

•                  Positions Bristol-Myers Squibb for Long-Term Leadership in Biologics

•                  Acquires Proven Antibody Discovery Technology

•                  Gains Full Rights to Promising Phase III Compound, Ipilimumab

•                  Significantly Expands Oncology and Immunology Pipeline

(NEW YORK and PRINCETON, NJ, July 22, 2009) — Bristol-Myers Squibb Company (NYSE:BMY) and Medarex, Inc. (NASDAQ: MEDX) announced today that the companies have signed a definitive merger agreement providing for the acquisition of Medarex by Bristol-Myers Squibb, for $16.00 per share in cash.  The transaction, with an aggregate purchase price of approximately $2.4 billion, has been unanimously approved by the boards of directors of both companies.  Medarex’s projected $300 million in net cash and marketable securities at closing would be an asset acquired by Bristol-Myers Squibb resulting in an implied purchase price of approximately $2.1 billion.

“Medarex’s technology platform, people and pipeline provide a strong complement to our company’s biologics strategy, specifically in immuno-oncology,” said James M. Cornelius, chairman and chief executive officer, Bristol-Myers Squibb.  “With its productive and proven antibody discovery capabilities, ability to generate interesting therapeutic programs and unique set of pre-clinical and clinical assets in development, Medarex represents what we’re looking for in terms of our String of Pearls strategy.  This acquisition is another important step in our BioPharma transformation.”

“We believe that this combination with Bristol-Myers Squibb, a global leader in oncology, provides an excellent opportunity to realize the full potential of Medarex’s development portfolio and our UltiMAb® technology platform through a transaction which also provides an attractive valuation for our shareholders,” said Howard H. Pien, chairman and chief executive officer, Medarex.  “Medarex has evolved significantly over the past two decades from a research platform to a development company.  We believe that this transaction represents a great opportunity to place our clinical programs and technology assets in the hands of one of the world’s premier biopharmaceutical companies with the expertise, resources, motivation and dedication to bring innovative cancer treatment options to patients in need.”

Bristol-Myers Squibb gains the following as a result of the acquisition:

•                  Medarex’s UltiMAb Human Antibody Development System®, which produces high affinity, fully human antibodies for use in a broad range of therapeutic areas, including immunology and oncology.  This validated technology platform has produced compounds which are now currently marketed therapies (SIMPONI™, STELARA™ and ILARIS®).

•                  Medarex’s next-generation Antibody-Drug Conjugate (ADC) technology, which is a novel and proprietary platform that could open new fields in oncology drug development.

•                  Rights to seven antibodies in clinical trials under Medarex’s sole sponsorship and three other antibodies being co-developed with other partners.  Rights to pre-clinical assets in various stages of development by Medarex — in particular, monoclonal antibodies focused in oncology and immunology.

•                  Full ownership and rights to ipilimumab, which, if approved, could be an important contributor to Bristol-Myers Squibb’s future growth.  The companies have collaborated on the development of ipilimumab, a novel immunotherapy currently in Phase III development for the treatment of metastatic melanoma. The companies also have an ongoing Phase II study in lung cancer as well as Phase III studies in adjuvant melanoma and hormone-refractory prostate cancer.

•                  Royalties based on percentage of sales for SIMPONI™, STELARA™ and ILARIS®.

“We welcome the opportunity to further collaborate with the Medarex scientific leadership,” said Elliott Sigal, M.D., Ph.D., executive vice president and president, research and development at Bristol-Myers Squibb. “In addition to our Adnexus team, which has been expanded since it was acquired in 2007, Medarex scientists will help us create an industry-leading biologics capability.  We believe Medarex’s antibody generation expertise, located in California and New Jersey, will complement our existing biologics efforts with a dedicated discovery and development capability in immuno-oncology.”

Under the terms of the definitive merger agreement, Bristol-Myers Squibb will commence a cash tender offer on or about July 27, 2009 to purchase all of the outstanding shares of Medarex common stock for $16.00 per share in cash.  The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that, together with the number of shares already owned by Bristol-Myers Squibb, constitutes at least a majority of Medarex’s outstanding shares of common stock (on a fully diluted basis) and expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act.  The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to received $16.00 per share in cash.  The merger agreement contains a provision under which Medarex has agreed not to solicit any competing offers for the company.  Bristol-Myers Squibb will finance the acquisition from its existing cash resources.  The companies expect the tender offer to close in approximately thirty (30) days after commencement of the tender offer.

JPMorgan Securities, Inc. is serving as financial advisor to Bristol-Myers Squibb in connection with the acquisition, and Bristol-Myers Squibb is represented by Cravath, Swaine & Moore LLP, New York, New York.  Goldman, Sachs & Co. is serving as financial advisor to Medarex in connection with the acquisition, and Medarex is represented by Covington & Burling LLP, New York, New York.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life.

Bristol-Myers Squibb Forward-Looking Statement

This press release contains “forward-looking statements” relating to the acquisition of Medarex by Bristol-Myers Squibb and the discovery, development and commercialization of certain biological compounds.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations.  No forward-looking statement can be guaranteed.  Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period.  In addition, the compounds described in this release are subject to all the risks inherent in the drug development process, and there can be no assurance that the development of these compounds will be commercially successful.  Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2008, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.  Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

About Medarex

Medarex is a biopharmaceutical company focused on the discovery, development and potential commercialization of fully human antibody-based therapeutics to treat life-threatening and debilitating diseases, including cancer, inflammation, autoimmune disorders and infectious diseases. Medarex applies its UltiMAb® technology and product development and clinical manufacturing experience to generate, support and potentially commercialize a broad range of fully human antibody product candidates for itself and its partners. Over forty of these therapeutic product candidates derived from Medarex technology are in human clinical testing or have had INDs submitted for such trials, with the most advanced product candidates currently in Phase III clinical trials, the subject of regulatory applications for marketing authorization or approved for commercial sale. Medarex is committed to building value by developing a diverse pipeline of antibody products to address the world’s unmet healthcare needs. For more information about Medarex, visit its website at www.medarex.com.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Medarex shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in Medarex’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement to be filed in connection with the tender offer. The information contained in this release is as of July 22, 2009. Medarex disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise. Copies of Medarex’s public disclosure filings are available from its investor relations department.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Bristol-Myers Squibb will cause a new wholly owned subsidiary, Puma Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC).  Investors and Medarex shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Medarex with the SEC, because they will contain important information.  These documents will be available at no charge on the SEC’s website at www.sec.gov.  In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Bristol-Myers Squibb at www.bms.com or Office of the Corporate Secretary, 345 Park Avenue, New York, New York  10154-0037. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Medarex, Inc. free of charge at www.medarex.com or by contacting Medarex, Inc. at 707 State Road, Princeton, New Jersey 08540, 609-430-2880.

Medarex®, the Medarex logo, UltiMAb Human Antibody Development System® and UltiMAb® are registered trademarks of Medarex, Inc. All rights are reserved.

Contacts:

Media:	Brian Henry, Bristol-Myers Squibb Company, 609-252-3337, brian.henry@bms.com Nichol Ochsner, Medarex, Inc. 609-430-2880, ext. 2214

Investors:	John Elicker, Bristol-Myers Squibb Company, 609-252-4611, john.elicker@bms.com Chris Schade, Medarex, Inc. 609-430-2880, ext. 2203

July 22, 2009

Dear Colleagues:

A few minutes ago we and BMS announced that Medarex has entered into an agreement to be acquired by BMS for $16 per share in an all cash tender offer, with an aggregate purchase price of approximately $2.4 billion.  As you know, BMS and Medarex have a history of working together, most notably through our collaboration for the development of ipilimumab.

As a leader in the oncology field, BMS is committed to the continued development of ipilimumab, a product candidate that holds great potential for helping patients around the world. We share a common mission with BMS, and that is to make people’s lives better through harnessing innovation into break-through medicine.

BMS approached Medarex with an attractive offer that our Board of Directors has accepted, in accordance with its judgment of what is in the best interest of our shareholders.  BMS is a global biopharmaceutical company that has the expertise, resources, motivation and dedication to advance the potential of our pipeline.  The acquisition by BMS helps to secure the continued advancement of ipilimumab and realize the full potential of our development portfolio for patients worldwide.  Given our shared vision and BMS’ commitment to the development of biopharmaceuticals, Medarex’s Board of Directors believes this transaction presents a multitude of opportunities for all of the parties involved—patients, shareholders and many of our employees.

I will give you an overview of events related to the acquisition that we expect to occur during the coming weeks.  The next major steps will include a cash tender offer to Medarex shareholders by BMS to purchase outstanding Medarex shares.  The tender offer is expected to commence on or about July 27 and could close in about 20 working days. While the tender offer is in progress, a regulatory review of the transaction will take place under the Hart-Scott-Rodino Antitrust Improvements Act.  The transaction is subject to a sufficient amount of Medarex shares being tendered, regulatory approvals, and other customary closing conditions.

At closing, all of your unvested options will be accelerated and become fully vested.  All in-the-money options (i.e. options with a grant price less than $16 per share) will be cashed out at $16 per share, and the gain over the exercise price will be paid out to employees following the close, less applicable taxes. Unless an employee voluntarily resigns following the merger, he or she will be eligible for a bonus award for individual contributions towards completing 2009 Corporate Goals. In addition, we have established a severance program for any employee whose job is eliminated within the12 months following the closing.  Specific details on the severance program will be provided by Human Resources.

Confidential – For Internal Use Only – Do Not Distribute

Attached is a frequently asked questions (FAQ) document concerning the transaction.  As we wait for the closing to take place, keep in mind that it is business as usual at Medarex.  We ask that you continue to conduct your day-to-day activities with professionalism.

I am sure that you may have many questions regarding today’s news; therefore I will meet with you tomorrow, Thursday, July 23rd, to discuss this event and answer your questions.

•                  9:00 a.m. EDT – Bloomsbury and Annandale Employee Town Hall Meeting at The Grand Colonial (86 State Route 173, Hampton NJ 08827)

•                  10:00 a.m. EDT – Princeton Employee Town Hall Meeting in the first floor Training Room, Medarex’s Princeton office

•                  3:30 p.m. PDT – CA Employee Town Hall Meeting in the Milpitas cafeteria

From an employment perspective, the future of Medarex’s operations following the completion of the acquisition is being actively assessed by BMS, and we expect to learn about their thinking very soon. A transition team comprised of representatives from Medarex and BMS will manage the integration.  To provide you with an opportunity to ask questions about both transitional and long-term issues, senior BMS leadership will have a Town Hall meeting in both California and New Jersey during the week of July 27th.  We have invited Dr. Elliott Sigal, head of BMS R&D, and Dr. Francis Cuss, head of BMS Discovery and Early Clinical Research, along with other members of their integration team to speak to you about their plans. Dr. Sigal will visit with the NJ sites on Monday, July 27th, and Dr. Cuss will meet with the California sites on Tuesday, July 28th.

I look forward to seeing everyone tomorrow.  In the meantime, you may direct your questions to members of our executive management team (including myself) and to Human Resources. In addition, if you are contacted directly by the press, an analyst or anyone else outside Medarex, please immediately direct such inquiry to Nichol Ochsner our Princeton office.

Sincerely yours,

Howard H. Pien
President and CEO

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Medarex shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in Medarex’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement to be filed in connection with the tender offer. The information contained herein is as of July 22, 2009. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered hereby or otherwise. Copies of Medarex’s public disclosure filings are available from its investor relations department.

Additional Information

The tender offer described herein has not yet commenced, and these materials neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Bristol-Myers Squibb will cause a new wholly owned subsidiary, Puma Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC).  Investors and Medarex shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Medarex with the SEC, because they will contain important information.  These documents will be available at no charge on the SEC’s website at www.sec.gov.  A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Medarex, Inc. free of charge at www.medarex.com or by contacting Medarex, Inc. at 707 State Road, Princeton, New Jersey 08540, 609-430-2880.

Frequently Asked Questions July 22, 2009

Transaction Questions

1.              Why has the Board accepted an offer?  I thought our objective was to remain an independent, fully-integrated biopharmaceutical company?  Why now?

We did not set out to sell the company.  However, the Board of Directors has a fiduciary responsibility to discuss and investigate any credible offers made from interested third parties.

BMS approached Medarex with an offer that our Board of Directors believes to be attractive and in the best interest of our shareholders to accept.  As a leader in oncology, BMS has the expertise, resources, motivation and dedication to advance the potential of our pipeline.  The acquisition by BMS helps to secure the continued advancement of ipilimumab and realize the full potential of our development portfolio for patients worldwide.  Given our shared vision and BMS’ commitment to the development of biopharmaceuticals, Medarex’s Board of Directors believes this transaction presents a multitude of opportunities for all of the parties involved—patients, shareholders, and many of our employees.

As you know BMS and Medarex have a history of working together, most notably through our collaboration for the development of ipilimumab.  BMS is committed to the continued development of ipilimumab, a product candidate that holds great potential for helping patients around the world. We share a common mission with BMS, and that is to make people’s lives better through medicine.

2.              Is the decision final?

The Board of Directors has approved the transaction with BMS, and Medarex and BMS have entered into a definitive merger agreement.  Subject to the satisfaction of certain conditions, including at least a majority of outstanding shares of Medarex common stock being tendered into the tender offer, Medarex will become a wholly owned subsidiary of BMS.

3.              Were there additional bidders, other than BMS?

No.  We believe that BMS is best positioned to advance the interests of our shareholders and has paid a full and fair price for the company.

4.              Could there be other offers at this time or a bidding war for Medarex?

The Board of Directors has approved the transaction with BMS, and Medarex and BMS have entered into a definitive merger agreement.  However, during the tender period there is a possibility a third party could offer a higher price for the company.  We cannot estimate the probability of a third party presenting a higher offer, and the definitive merger agreement contains certain provisions regarding the parties rights and obligations in the case of such a third party offer.

Confidential – For Internal Use Only – Do Not Distribute

5.              Is the tender offer subject to a shareholder vote?

No - due to the structure of the transaction, the tender offer is not subject to a shareholder vote.  Because the tender offer is an offer to buy the securities of our shareholders, a Medarex shareholder will be able to express his or her support or objections to the tender offer though his or her decision to tender shares to BMS.

6.              Will there be a special shareholder meeting to vote on this?

No.

7.              What is the new business strategy?  How does the acquisition affect our corporate goals?

BMS will take the time to evaluate both existing and new projects and will discuss their plans at a later date. The addition of Medarex and our capabilities furthers BMS strategy to transform into a new bio-pharma company and they are excited to have our company join their company.

8.              What is happening with ipi? The clinical trials? The mice/UltiMAb technology?

It is BMS’s intention to fully integrate ipilimumab into BMS after the close. In the meantime, it is important that the development of ipilimumab and clinical trials continue as planned as part of the on-going collaboration between our two companies.

After the close, there will be a period of integration of our research activities into BMS. BMS will take time to evaluate our technology. One stated goal of the acquisition is for BMS to gain access to our powerful and robust antibody generation engine.

9.              Will the development of other products continue?

Yes. It is important that you carry on with business as usual.  If you are uncertain about how to proceed with any specific responsibility, please ask your supervisor.

We will work closely together with BMS over the next period to understand how best to utilize the full capabilities of Medarex and BMS to advance the pipeline and transform both companies into a new bio-pharma model.

10.       What happens to our existing partnerships/service contracts/agreements?

Upon closing of the merger all Medarex contractual obligations will continue in full force and effect with Medarex being a wholly owned subsidiary of BMS.

As per our Contract and Invoice Review and Signature Policy, all contracts require legal review and purchases require review and approval by Purchasing. If you are uncertain about how to proceed with any specific responsibility, please ask your supervisor.

11.       What is the price?  How was the price determined?

The offer price of $16.00 per share has been approved by our Board of Directors. The board believes this is a full and fair price for the Medarex’s assets based on an understanding of Medarex’s intrinsic value.

12.       May I discuss the acquisitions with individuals outside of Medarex?  What can I say?

Throughout the coming weeks you may learn information and details that have not yet been publicly disclosed.  This information could be construed as material, non-public information and should not be shared with anyone outside Medarex.  Disclosure of such non-public information could result in criminal or civil liability to you as well as harm to Medarex.

13.       What if I receive calls from the media, investors or analysts?

If you are contacted directly by the press, an analyst or anyone else outside Medarex, please immediately direct such inquiry to Nichol Ochsner in our Princeton office.

14.       What are the steps involved in this process (e.g., tender offer/shareholder meeting/FTC or other regulatory approval)?

There are many steps to the process. The next steps will include a cash tender offer by BMS to purchase outstanding Medarex shares, which will allow shareholders to tender their shares into the tender offer and receive the offer price.  The tender offer is expected to commence on or about July 27 and close in approximately 30 days. While the tender offer is in progress, a regulatory review of the transaction will take place under the Hart-Scott-Rodino Antitrust Improvements Act.  Assuming the receipt of regulatory approval, and the satisfaction of the other conditions to the offer, including at least a majority of outstanding shares of Medarex common stock being tendered into the tender offer, BMS will purchase the shares tendered pursuant to the offer and thereafter consummate a merger pursuant to which Medarex will become a wholly owned subsidiary of BMS.

15.       When will the acquisition become effective?

Following the consummation of the merger, approximately 30-45 days after July 22, 2009, Medarex will become a wholly owned subsidiary of BMS.

16.       Will Medarex’s name change?

Following the completion of the tender offer and the subsequent consummation of the merger, Medarex will become a wholly owned subsidiary of BMS. Any change in name will be determined after the close.

17.       Will our e-mail addresses change?

More information will be available after the close.

Employment Questions

18.       Will we have jobs after the close?

No jobs will be eliminated before or at the time of close (30-45 days from July 22, 2009).

BMS anticipates that many people will have the opportunity to stay employed with BMS. BMS will be evaluating a range of options and will complete a thorough review of organizational needs and capabilities before making any final decisions. They intend to move as quickly as possible to complete a rigorous assessment and finalize plans.  They expect that implementing integration plans will continue through 2010.

19.       Will Medarex sites be closed?

At this time, BMS intends to maintain Medarex facilities in California. Due to their close proximity to other BMS locations, BMS does not intend to maintain Medarex’s facilities in New Jersey indefinitely BMS expects to thoroughly review and understand how the NJ operations best fit with existing BMS capabilities after the close. Transition of work and projects is expected to continue through 2010.

20.       What happens to me if I get terminated as a result of the acquisition? Will I receive severance, COBRA benefits?

BMS anticipates that many people will have the opportunity to stay employed with BMS. BMS plans to begin review of the organization and programs immediately after close.

If a job is eliminated after the close, the impacted employee will be eligible to receive severance and separation benefits based on current programs in place. Eligible employees may receive two weeks of pay for each year of service with a minimum of 13 weeks’ pay and a maximum of 52 weeks’ pay.  The Company will also pay a portion of COBRA premiums.  Impacted employees may also be eligible to receive unemployment benefits subject to applicable laws and regulations.

Under our policy employees who are retained by BMS are eligible for this severance package if employment is terminated by BMS within a 12-month period from the closing date of the merger.

Other details about benefits and services available to terminated employees will be available after the close of the transaction.

21.       What will happen to our 2009 bonuses?

Unless an employee voluntarily resigns following the merger, he/she will be eligible for a bonus award for 2009 performance.  This bonus amount will be calculated by using the percentage of salary used to determine a bonus in 2008 applied to current base salary and pro-rated for the period of employment.

22.       What happens to me if I am retained by BMS ? Will I receive a retention incentive?  How is that amount determined? Will my title, compensation, manager, work hours, location change?

BMS anticipates that many people will have the opportunity to stay employed with BMS. BMS plans to begin review of the organization and programs immediately after close. Specific information about each employee’s title, compensation, manager, work hours, location and the possibility of a retention incentive will be determined during the transition period and after the close.

23.       Where is BMS located, and how will retained Medarex employees be transitioned to a new location?

BMS has major R&D sites in Lawrenceville, Hopewell, Plainsboro and New Brunswick, New Jersey, as well as in Wallingford, Connecticut. BMS plans to begin review of the organization and programs immediately after close. Plans for how to transition Medarex work and employees will be determined at that time.

24.       What is happening to the executive team?

Over the next weeks our management team will work with BMS to determine the optimal reporting structure at the time the deal closes. Further details will be available after the close of the transaction.

Until the acquisition is complete, the leadership of Medarex reports to Medarex’s Board of Directors and current management. The company remains an independent company and business will continue as usual.

25.       How should I manage my workload between now and when the change becomes effective?  What projects should I prioritize?

We expect the period between today and the closing date of the acquisition to be about 30-45 days.  Until the acquisition closes, it is important that you carry on with business as usual.  If you are uncertain about how to proceed with any specific responsibility, please ask your supervisor.

26.       What should I do with my paper and electronic files?

Until the acquisition closes, it is important that you carry on with business as usual.  If you are uncertain about how to proceed with any specific responsibility, please ask your supervisor.  Please consult and continue to comply with Medarex’s Document Retention Policy and Program.

27.       Are we obligated to adhere to Medarex’s policies or BMS’s?

Until the transaction closes, it is business as usual at Medarex.  We ask that you continue to conduct your day-to-day activities as you normally would.

28.       May we share confidential information with BMS employees, if asked?

We should conduct business as usual in accordance with our policies until the closing of the transaction.

29.       What happens to my employee file?  My training file?

Employee files will become the property of BMS at the time of close.

30.       What happens to my benefits?

Until benefit transition plans are finalized after the close, all benefits programs will remain the same.  BMS is preparing a full description of compensation and benefits and their integration team will explain this to you.  We believe these benefits are highly competitive.

31.       Who may I contact regarding benefits questions?

Until notified otherwise, continue to use your current contacts for any benefit related questions.

Stock Transaction Questions

32.       If I am not a covered insider, can I trade Medarex stock during this time?

All employees remain subject to Medarex’s insider trading policies.  If you are not in possession of material non-public information during this period you should be able to trade.

33.       If I am a covered insider, is the window now considered open, and can I trade Medarex shares with pre-clearance?

This transaction does not impact the quarterly trading window.  The next open window will be the second week of August following the filing of the 2Q09 10-Q (not later than August 10).

34.       What happens to shares of MEDX? When will MEDX cease trading on the NASDAQ? Will Medarex shares be converted to BMS shares?

Following the consummation of the merger, Medarex shareholders will be paid $16.00 per share in cash for their stock in Medarex. At that time, Medarex will become a wholly owned subsidiary of BMS and will no longer trade on the NASDAQ or any other stock exchange or quotation system. Medarex shares will not be converted to BMS shares.

35.       What happens to my stock options, both vested and unvested?  What happens to my options that were granted at a strike price greater than $16.00?

Medarex shareholders of record at the close of the transaction will be paid $16.00 per share for their Medarex stock following the completion of the transaction. Medarex stock will not be converted to BMS stock.

Similarly, at the time of the closing of the merger all outstanding employee stock options (both vested and unvested) will be cancelled and, for each option with a strike price less than the offer price ($16.00), the holder will generally receive the difference between the $16.00 and the strike price for each share of stock subject to the option. Employees will receive a lump sum payment, less taxes.

All outstanding employee stock options with a strike price per share of $16.00 or more will be cancelled.

36.       Will the cash for my equity be paid in a lump sum?  If so, when?

The total payout for options will be calculated and employees will receive a lump sum payment, less taxes, as soon as practicable following the closing of the merger.

37.       When will I receive a copy of my Grant Detail Report?

Grant Detail Reports will be sent to employees over the coming days.

38.       If I own Medarex stock, will it be converted to BMS shares?

Medarex shares will not be converted to BMS shares.  Following the consummations of the merger, Medarex shareholders will be paid $16.00 per share in cash for their stock in Medarex. At that time, Medarex will become a wholly owned subsidiary of BMS and will no longer trade on the NASDAQ or any other stock exchange or quotation system.

39.       What happens to shares that I own through the ESPP?

You will receive notice from BMS’ exchange agent who will provide instructions on how to convert the shares into cash ($16.00 per share).

40.       What happens to the money that I contributed to the ESPP starting on July 1, 2009 (for the current purchase period)?

Funds contributed to the ESPP between July 1, 2009 and the closing will be used to purchase Medarex shares at the plan price ($7.395 per share) immediately prior to the closing of the transaction.  The shares purchased will then be converted into cash ($16.00 per share). Any remaining unused contributions will be distributed to you soon after the closing.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Medarex shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in Medarex’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement to be filed in connection with the tender offer. The information contained herein is as of July 22, 2009. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered hereby or otherwise. Copies of Medarex’s public disclosure filings are available from its investor relations department.

Additional Information

The tender offer described herein has not yet commenced, and these materials neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Bristol-Myers Squibb will cause a new wholly owned subsidiary, Puma Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC).  Investors and Medarex shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Medarex with the SEC, because they will contain important information.  These documents will be available at no charge on the SEC’s website at www.sec.gov.  A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Medarex, Inc. free of charge at www.medarex.com or by contacting Medarex, Inc. at 707 State Road, Princeton, New Jersey 08540, 609-430-2880.